DATAGRAN INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S AUDIT REPORT

DECEMBER 31, 2021 and 2020

DATAGRAN INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S AUDIT REPORT

DECEMBER 31, 2021 and 2020

TABLE OF CONTENTS

Page

MB&F

Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA | Wade H. Blumstein, CPA | Dennis P. Fingold, CPA

To Management
Datagran, Inc
San Francisco, CA

We have audited the accompanying consolidated financial statements of Datagran, Inc (a Delaware corporation), which comprise the consolidated balance sheets as of December 31st, 2021, and December 31st, 2020, and the consolidated related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 12. Our conclusion is not modified with respect to this matter.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Datagran, Inc as of December 31st, 2021, and December 31st, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP
Merrick, New York
September 26, 2022

Datagran, Inc.
Consolidated Balance Sheet
December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets:		
Cash and cash equivalents	$ 430,178	$ 624,260
Accounts receivable	194,984	512,821
Advances	1,927	2,092
Employee Loan Receivable	2,687	1,165
Prepaid expenses	58,193	73,768
Unbilled Revenue	1,136	63,205
Total current assets	689,105	1,277,311
Property and equipment, net	15,324	23,541
Total Assets	704,429	1,300,852
Current liabilities:		
Accounts payable	161,389	159,982
Loan payable	46,851	109,769
Payroll and sales tax tayable	40,146	54,937
Income tax payable	4,693	27,071
Deferred revenue	847	13,492
Total current liabilities	253,926	365,251
Long term liabilities:		
Loan payable	48,766	57,367
Total long term liabilities	48,766	57,367
Total Liabilities	302,692	422,618
Stockholder's equity:		
Common stock	34,993	46,282
Preferred stock	32	32
APIC - common stock	3,910,010	4,257,965
Retained earnings	(3,543,298)	(3,426,045)
Total stockholder's equity	401,737	878,234
Total Liabilities and Stockholder's Equity	$ 704,429	$ 1,300,852

See independent accountant's audit report and accompanying notes to consolidated financial statements.

Datagran, Inc.
Consolidated Statements of Income / (Loss)
For the Years Ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 1,315,858	$ 1,884,962
Cost of revenues	237,345	747,717
Gross profit	1,078,513	1,137,245
Operating expenses:		
Sales and marketing	35,104	183,922
General and administrative	1,559,700	1,563,957
Total operating expenses	1,594,804	1,747,879
Operating loss	(516,291)	(610,634)
Other income / (expense):		
Depreciation	(6,767)	(20,325)
Other income	190,251	189,926
Interest Expense	(6,122)	(3,144)
Loss on Foreign Exchange	(54,197)	(48,700)
Total other income	123,165	117,757
Net loss	$ (393,126)	$ (492,877)

See independent accountant's audit report and accompanying notes to consolidated financial statements.

Datagran, Inc.
Consolidated Statements of Cash Flows
For Years Ending December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:		
Net loss	$ (393,126)	$ (492,877)
Depreciation	6,767	20,325
Adjustments to reconcile net income (loss) to net cash provided (used) by		
Decrease in Accounts receivable	261,556	76,786
Decrease in Prepaid expenses	11,001	135,511
Decrease in Other current assets	121,567	406,309
Increase (Decrease) in Accounts payable	1,407	(27,881)
Decrease in Payroll and sales liabilities	(14,791)	(58,555)
Decrease in Income tax payable	(22,378)	(2,777)
Decrease in Deferred revenue	(12,645)	(22,738)
Decrease in Loan Payable	(71,519)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	274,198	506,655
Net Cash (used) provided by Operating Activities	(112,161)	34,103
Investing Activities		
Proceeds from sale of fixed assets	5,763	14,893
Purchase of Computer equipment	(4,313)	-
Net Cash provided by Financing Activities	1,450	14,893
Financing Activities		
Issuance of Loan	-	130,858
Variation exchange rate	264,584	(67,555)
Repurchase of common shares	(347,955)	-
Net Cash (used) provided by Financing Activities	(83,371)	63,303
Net (decrease) increase In Cash and Cash Equivalents	(194,082)	112,299
Cash and Cash Equivalents, Beginning of Year	624,260	511,961
Cash and Cash Equivalents, End of Year	**$ 430,178**	**$ 624,260**

Supplemental disclosures:

Interest paid:	$0	$0
Taxes paid:	$0	$0

See independent accountant's audit report and accompanying notes to consolidated financial statements.

Datagran, Inc.
Consolidated Statements of Stockholder's Equity
For the Years Ended December 31, 2021 and 2020

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of January 1, 2020	5,349,500,000	$ 53,495	3,275,541	$ 32	$ 4,365,215	$ (2,929,890)	$ 1,488,852
Issuance of Common Stock							$ -
Variation exchange rate	(721,300,000)	(7,213)			(107,250)	(3,278)	$ (117,741)
APIC							$ -
Net Income (Loss)						(492,877)	$ (492,877)
Balance as of December 31, 2020	4,628,200,000	$ 46,282	3,275,541	$ 32	$ 4,257,965	$ (3,426,045)	$ 878,234
Issuance of Common Stock							-
Variation exchange rate	(1,128,900,000)	(11,289)			-	275,873	264,584
Repurchase of common shares					(347,955)	-	(347,955)
Net Income (Loss)						(393,126)	(393,126)
Balance as of December 31, 2021	3,499,300,000	$ 34,993	3,275,541	$ 32	$ 3,910,010	$ (3,543,298)	$ 401,737

See independent accountant's audit report and accompanying notes to consolidated financial statements.

Datagran Inc.

Notes to the Consolidated Financial Statements
for the Years Ending December 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

DATAGRAN, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on Feb 06, 2017. The Company is a direct-to-consumer, business-to-business, and wholesale global operation. The Company's headquarters are in San Francisco. The company began operations in 2017.

On September 19, 1977, Data Gran SAS, a Colombian company was registered in Cartagena Colombia. In 2017 upon the creation of the Company, Data Gran SAS was consolidated with and into the Company.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2021, the Company had positive working capital and has cash flow for the next eighteen months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The financial statements include the consolidated results of Data Gran, Inc. and Data Gran SAS. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Fiscal Year

The Company operates on a December 31st, year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2021, and 2020, the Company had $430,178 and $624,260 of cash on hand, respectively.

Receivables and Credit Policy

The Company deals with two major business segments. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, and 2020, the Company had $191,546 and $453,102 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. As of December 31st, 2021 and 2020, the Company does not have any uncollectable accounts and no provision was recognized.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020 respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company complies with FASB AC 740 for accounting for uncertainty income recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
There is no income tax provision for the Company for the period from Inception through December 31, 2021, as the Company had no taxable income.
The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2021, the unrecognized tax benefits accrual was zero.
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.
The Company is subject to tax filing requirements as a C corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling software and licenses. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. For the years ending December 31st, 2021 and December 31st, 2020 the Company recognized $1,315,858 and $1,884,962 in revenue, respectively. The Company has deferred revenue for orders that have been paid but the performance obligations have not been met. The deferred revenues approximate $847 and $13,492 for the years ended December 31, 2021 and December 31, 2020, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $35,104 and $183,922 for the years ended December 31, 2021, and December 31, 2020, respectively.

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes,* or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified a noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows* (Topic 230), *Restricted Cash,* or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification with determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting,* or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31st, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*)*: *Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Depreciation is provided using the straight -line method based on useful lives of the assets. There was $6,767 and $20,325 depreciation expense for the years ended December 31st, 2021, and 2020 respectively.

Fixed assets on December 31, 2021, and 2020 consisted of the following:

	2021	**2020**
Office Furniture	$44,576	$50,339
Computer Equipment	117,381	113,068
Less Accumulated Depreciation	(146,633)	(139,866)
Total	$15,324	$23,541

NOTE 4 – LOAN PAYABLE

The Company has a bank loan with Bancolombia, for an original amount of approximately $46,613. The loan balances are $22,774 and $45,099 for the years ended December 31, 2021, and December 31, 2020, respectively. The loan maturity date is May 2023, term 36 months.

The Company has an additional bank loan with Bancolombia, for an original amount of approximately $43,700. The loan balances are $22,606 and $43,700 for the years ended December 31, 2021, and December 31, 2020, respectively. The loan maturity date is June 2023, term 36 months.

The Company has an additional bank loan with Bancolombia, for an original amount of approximately $50,237. The loan balances are $50,237 and $0 for the years ended December 31, 2021, and December 31, 2020, respectively. The loan maturity date is December 2024, term 36 months.

Approximate maturities of notes payable during the next three years ending December 2024, are as follows:

2022	$ 46,851
2023	32,021
2024	16,745
Total	$95,617

NOTE 5-PPP LOAN

In April 2020 the Company entered into a Paycheck Protection Program Loan (“PPP Loan”) through the Small Business Administration through Silicon Valley Bank for a total of $78,337. The Company applied for forgiveness of the amount due for costs incurred for payroll costs. This was 100% forgiven on 06/14/2021.

On March 5, 2021, the company received a second PPP loan in the amount of $52,995, this loan was forgiven on June 14, 2021.

NOTE 6 – RELATED PARTY

From time to time the Company takes advances from members. The balance of the advances from related parties were $2,804,820 and $3,088,000 for the years ended December 31, 2021, and December 31, 2020, respectively. These advances have no interest rate or specified maturity date. These are eliminated for purposes of consolidating financial statements.

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, in both the United States and Colombia, The Company is taxed as a C Corporation in the United States

NOTE 8 – EQUITY

Common Stock Outstanding: 5,676,005
Series Seed Shadow Preferred outstanding: 3,275,541
Shares outstanding under datagran INC Equity incentive plan: 698,012
Share Available under datagran INC Equity incentive plan fully diluted: 16,988
Total fully diluted: 9,666,546

NOTE 9 – EQUITY-BASED COMPENSATION

In January 2018, the Company adopted a 2018 Stock Option and Grant Plan ("2018 Plan") which permits the grant or option of shares to its employees for up to 715,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years

Shares outstanding under datagran INC Equity incentive plan: 698,012
Share Available under datagran INC Equity incentive plan fully diluted: 16,988

NOTE 10 – FUNCTIONAL AND PRESENTATIONAL CURRENCY

The functional currency of the Company is the primary economic environment in which the Company operates, which is the Colombian Peso (COP).

Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company's assets and liabilities are expressed in US Dollars at the exchange rate on the balance sheet date, stockholders' equity accounts are translated at historical rates, and income and expenses are translated at the periods ending exchange rates.

Exchange rates used for the translation as follows:

3981.16 USD per COP for 2021. Rate provided by Bank of the Republic of Colombia.
3432.50 USD per COP for 2020. Rate provided by Bank of the Republic of Colombia

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 14 – SUBSEQUENT EVENTS

Crowdfunding Offering:

Datagran, Inc entered into an agreement with Wefunder Portal LLC and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $2,000,000 of simple agreement for future equity. Datagran, Inc is attempting to raise a minimum amount of $50,000 in this offering and up to $2,000,000 maximum. Datagran, Inc must receive commitments from investors totaling the minimum amount by the offering deadline. The agreement is expected to be signed on or about October 3rd, 2022.

In 2022, the Company issued a Simple Agreement for Future Equity ("SAFEs") totaling $178,228. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

Management's Evaluation

Management has evaluated subsequent events through September 26, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.